SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

First Indiana Corporation

(Name of Subject Company (Issuer))

First Indiana Corporation (Issuer)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $.01 Par Value
(and associated preferred share purchase rights)
(Title of Class of Securities)

32054R 10 8
(CUSIP Number of Class of Securities)

William J. Brunner
Vice President, Chief Financial Officer and Treasurer
First Indiana Corporation
135 North Pennsylvania Street, Suite 2800
Indianapolis, Indiana 46204
(317) 269-1614
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Alan W. Becker, Esq.
Bose McKinney & Evans LLP
135 North Pennsylvania Street, Suite 2700
Indianapolis, Indiana 46204
(317) 684-5131

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$40,655,000.00	$5,123.49

Item 11.
Item 12.
SIGNATURE
Press Release

*	Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11, of the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,730,000 common shares of First Indiana Corporation at the tender offer purchase price of $23.50 per share in cash. Pursuant to Fee Rate Advisory #6 for Fiscal Year 2005, the filing fee was calculated based on a rate of $126.70 per million for the 1,600,000 shares specified in the original Schedule TO filing and $117.70 per million for the 130,000 shares added by this amendment.

**	A portion of this fee has been previously paid based on a transaction valuation of $37,600,000.00 prior to the decision to increase the number of shares accepted for purchase.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,763.92	Filing Party: First Indiana Corporation

Form or Registration No.: 005-37867	Date Filed: November 1, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO, filed on November 1, 2004, as amended on November 17, 2004, relating to the offer of First Indiana Corporation, an Indiana corporation, to purchase up to 1,600,000 of its common shares, $.01 par value, and associated preferred share purchase rights, or such lesser number of shares as are validly tendered and not properly withdrawn. First Indiana Corporation offered to purchase these shares at a price of $23.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constituted the tender offer (the “Offer”).

     This Amendment No. 2 to Schedule TO is filed to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and related Letter of Transmittal were previously filed with the Schedule TO as Exhibits 99(a)(1)(i) and 99(a)(1)(ii), respectively.

     The information in the Offer to Purchase and the Letter of Transmittal, as previously amended and supplemented by amendments to this Schedule TO, is incorporated by reference in this Amendment No. 2 in response to all the applicable items of the Schedule TO, except that the information in the Offer to Purchase and Letter of Transmittal is hereby amended to the extent specifically provided herein.

Item 11.

     The Offer expired at 5:00 p.m., Eastern Time, on Monday, December 13, 2004. Based on preliminary figures from the depositary, more than 1,600,000 shares were tendered, and First Indiana elected to increase the number of shares accepted for purchase by 130,000 shares. By press release issued on the evening of December 13, 2004, First Indiana Corporation publicly announced its intention to purchase approximately 1,730,000 of its common shares, including the associated preferred share purchase rights, pursuant to the Offer. The press release is included herein as Exhibit 99(a)(viii) and is incorporated herein by reference.

Item 12.

     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

99(a)(viii)	Press release of First Indiana Corporation dated December 13, 2004.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2004
FIRST INDIANA CORPORATION
	By:	/s/ William J. Brunner
William J. Brunner
Vice President, Chief Financial Officer and Treasurer